Exhibit 99.1

China Finance Online Reports Second Quarter and First Six Months of 2018 Unaudited Financial Results

BEIJING, September 13, 2018 /PRNewswire/ -- China Finance Online Co. Limited (“China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers, today announced its unaudited financial results for the second quarter and first six months ended June 30, 2018.

Second Quarter 2018 Financial Highlights

●	Net revenues grew 34.4% year-over-year to $12.9 million from $9.6 million in the second quarter of 2017

●	Revenues from the financial information and advisory business grew 187.5% year-over-year

●	Gross margin increased to 65.5%, up from 52.9% in the second quarter of 2017

●	Net loss attributable to China Finance Online was $4.3 million, compared with a net loss of $8.3 million in the second quarter of 2017 and net loss of $5.2 million in the first quarter of 2018

First Six Months of 2018 Highlights

●	Net revenues were $26.2 million, an increase of 43.3%, compared with $18.3 million in the first six months of 2017

●	Net loss attributable to China Finance Online was $9.5 million, compared with a net loss of $19.9 million in the first six months of 2017

●	Lingxi Robo-Advisor (“Lingxi”) outperformed most of its peer products in the Chinese market with an average return of 0.7% in the first six months of 2018, which significantly outperformed a loss of 13.9% in the Shanghai Composite Index

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online, commented, “During the second quarter of 2018, our revenues were up year-over-year while our costs were down, and our bottom line losses continued to narrow. Under the weak market conditions, we continue to reduce cost and improve efficiency.”

“The Chinese stock markets suffered a crushing sell-off during the second quarter of 2018 and the Shanghai Index plunged from around 3200 to 2800. However, the traffic to our flagship website, “JRJ.com.cn”, bucked this market trend and rose to No. 430 in Alexa’s Global Ranking and No. 62 in China. We remain one of the most trusted financial news hubs with our proprietary content, fact-based journalism, breaking news coverage and analysis on market trends.”

Mr. Zhao continued, “We continue concentrating on expanding our fintech capabilities as we further develop and optimize our intelligent finance products, which enable investors to identify investment opportunities and discover value stocks. As the Shanghai Index sank to a new three-year low, many value-driven institutional investors began entering into the market. We believe our cloud-based investment research platform, Genius Zhisheng, is well positioned to assist portfolio managers to navigate through the massive industry data and corporate historical financial data to enable them to back-test their investment strategies in a speedy fashion. We have a large number of beta-test programs in place with leading brokerage firms and wealth management advisors.”

“As Lingxi Robo-advisor continues to outperform the benchmark index as well as its peer products in the marketplace, our superior track records drew attention from institutions looking for solutions to enrich their services to their clients. YonYou is an Enterprise Service powerhouse with over 4 million clients in China. The Company’s recently-formed partnership on corporate intelligent asset allocation with YonYou not only demonstrates YonYou’s recognition of our fintech capability, but also opens doors for our cloud-based Software-as-a-Service (SaaS) to penetrate the large corporate wealth management market in China,” Mr. Zhao concluded.

Second Quarter 2018 Financial Results

Net revenues were $12.9 million, compared with $9.6 million during the second quarter of 2017 and $13.3 million during the first quarter of 2018. During the second quarter of 2018, revenues from financial services, the financial information and advisory business, and advertising services contributed 46%, 44% and 9% of the net revenues, respectively, compared with 67%, 20% and 10%, respectively, for the corresponding period in 2017.

Revenues from financial services were $6.0 million, compared with $6.4 million during the second quarter of 2017 and $6.7 million during the first quarter of 2018. Revenues from financial services consist mainly of equity brokerage services. The equity brokerage business grew 21.8% year-over-year. The year-over-year decrease in revenues from financial services was mainly due to a decline in revenues from the Company’s commodities brokerage services after the suspension of new commodities trading by the precious metal exchange in China in 2017. Revenues from the commodities brokerage were $1.6 million, or 17% of total revenues, in the second quarter of 2017.

Revenues from the financial information and advisory business were $5.7 million, an increase of 187.5% from $2.0 million during the second quarter of 2017 and an increase of 15.5% from $4.9 million in the first quarter of 2018. Revenues from the financial information and advisory business were mainly comprised of subscription services from individual and institutional customers. During the second quarter, subscription revenues from individual customers grew by 1774.6% year-over-year and 62.7% quarter-over-quarter, driven by the increased subscription of the Company’s cloud-based analytical tools. The year-over-year and quarter-over-quarter increases of revenues from the financial information and advisory business were mainly due to an increase in subscription revenues from individual customers.

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Revenues from advertising services were $1.2 million, compared with $0.9 million in the second quarter of 2017 and $1.7 million in the first quarter of 2018. The increased traffic to our site and readership recognition of our premium content helped to elevate our advertising revenues on a year-over-year basis.

Gross profit was $8.5 million, compared with $5.1 million in the second quarter of 2017 and $8.2 million in the first quarter of 2018. Gross margin in the second quarter of 2018 was 65.5%, compared with 52.9% in the second quarter of 2017 and 61.9% in the first quarter of 2018. The year-over-year and quarter-over-quarter increases in gross margin were mainly due to revenue mix changes associated with the growth of the financial information and advisory business, which carries a higher margin.

General and administrative expenses were $3.0 million, a decrease of 22.3% from $3.9 million in the second quarter of 2017, and a decrease of 7.7% from $3.3 million in the first quarter of 2018. The year-over-year decrease was mainly due to the suspended operations of the commodities brokerage services, and the quarter-over-quarter decrease was mainly attributable to more stringent expense control measures and streamlined operations.

Sales and marketing expenses were $6.6 million, a decrease of 10.2% from $7.3 million in the second quarter of 2017, and an increase of 5.5% from $6.2 million in the first quarter of 2018. The year-over-year decrease was mainly attributable to the reduction in headcount and rental expenses associated with the terminated commodity brokerage operation.

Research and development expenses were $3.8 million, a decrease of 11.5% from $4.3 million in the second quarter of 2017 and with no significant difference from $3.8 million in the first quarter of 2018. The year-over-year decrease was mainly attributable to improved efficiency after the consolidation of the R&D team. The Company continues to maintain a team of senior software engineers, data scientists and capital market professionals to support further development in its fintech capabilities.

Total operating expenses were $13.4 million, a decrease of 15.2% from $15.7 million in the second quarter of 2017, and no significant difference from $13.3 million in the first quarter of 2018. The year-over-year decrease was mainly due to improved operational efficiency and effective cost controls.

Loss from operations was $4.9 million, compared with a loss from operations of $10.7 million in the second quarter of 2017 and a loss from operations of $5.0 million in the first quarter of 2018.

Net loss attributable to China Finance Online was $4.3 million, compared with a net loss of $8.3 million in the second quarter of 2017 and a net loss of $5.2 million in the first quarter of 2018.

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Fully diluted loss per American Depository Shares (“ADS”) attributable to China Finance Online was $0.19 for the second quarter of 2018, compared with fully diluted loss per ADS of $0.37 for the second quarter of 2017 and fully diluted loss per ADS of $0.23 for the first quarter of 2018. Basic and diluted weighted average numbers of ADSs for the second quarter of 2018 were 22.8 million, compared with basic and diluted weighted average number of ADSs of 22.7 million for the second quarter of 2017. Each ADS represents five ordinary shares of the Company.

First Six Months of 2018 Financial Results

Net revenues for the first six months of 2018 were $26.2 million, an increase of 43.3% compared with $18.3 million in the first six months of 2017.

Gross profit for the first six months of 2018 was $16.7 million, an increase of 83.2% compared with $9.1 million in the first six months of 2017.

Net loss attributable to China Finance Online for the first six months of 2018 was $9.5 million, compared to a net loss of $19.9 million in the first six months of 2017.

Fully diluted loss per ADS attributable to China Finance Online was $0.42 for the first six months of 2018, compared with fully diluted loss of $0.88 for the first six months of 2017.

As of June 30, 2018, total cash and cash equivalents, restricted cash and short-term investments were $17.0 million.

Total shareholders’ equity of China Finance Online was $45.4 million as of June 30, 2018.

Recent Developments

●	Partnership with the world-leading enterprise service provider, YonYou Network Technology (600588.SS), for corporate intelligent asset allocation

On August 18th, 2018, the Company and YonYou Network Technology (“YonYou”) entered into a partnership and launched the first financial product, “Enterprise Xianjin Bao”, on YonYou Financial Cloud platform, aiming to manage enterprises’ liquid assets to produce steady returns. On such platform, China Finance Online will provide its intelligent corporate cash management solutions to over 4 million corporate customers and other organizational customers of YonYou. Built upon the Company’s extensive research of comprehensive fund performances and intelligent asset allocation, this cash management product will help YonYou’s customers to maximize the efficiency of their funds.

●	Lingxi Robo-Advisor recorded strong performance in second quarter of 2018

In the second quarter of 2018, the Chinese stock market experienced one of the largest sell-offs, pushing the quarterly loss of Shanghai Composite Index to 10.1% and year-to-date loss to 13.9%. However, the Company’s Robo-Advisor product, Lingxi, posted an average loss of 0.5% in the second quarter of 2018 and an average return of 0.7% gain in the first six months of 2018, with an average drawdown rate of 2.1% in the second quarter of 2018 and 4.6% in the first six months of 2018, respectively. These results significantly outperformed the Shanghai Composite Index for investment return with a substantially lower drawdown. According to China Finance Online’s internal research, Lingxi’s performance in the first six months of 2018 also exceeded most of its peer products in the market with its better return and lower drawdown. In the second quarter of 2018, one of the best-performing strategies by Lingxi produced an annualized return of 6.0%.

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Since its inception in late 2016, Lingxi provides Chinese middle-class retail investors with a wide array of investment combinations and personalized global asset allocations through Chinese domestic mutual funds. Lingxi Platinum Product, catering for mass affluent investors in China, outperformed the average level of public fund- of- funds for investment return with a significantly lower drawdown in the second quarter of 2018. During the second quarter, Shanghai-Shenzhen 300 Index suffered a 9.9% loss, while Lingxi Platinum Product core strategy was only down 1.4%. Lingxi Platinum Product alleviated the broad market sell-off impact to its clients and demonstrated the resilience and efficiency of its multiple strategy global asset allocation program.

●	Class Action against the Company is officially closed

The Company have received a court judgement on the class action lawsuit (Wang et al., v. China Finance Online, Case no. 1:15-cv-07894-RMB) dated August 10, 2018 in which the court ordered to close this case. As with all judgments in federal court, parties may appeal a judgment within 30 days after such judgment is entered. The 30-day deadline for appeals has passed, and no appeals have been filed by any objecting shareholders or other parties. The case is officially closed.

Conference Call Information

The management will host a conference call on September 13, 2018 at 8:00 p.m. U.S. Eastern Time (8:00 a.m. Beijing/Hong Kong time September 14, 2018). Dial-in details for the earnings conference call are as follows:

US: 1-800-742-9301
Hong Kong: 800-906-648
Singapore: 800-616-2313
China: 800-870-0210 or 400-120-3170
Conference ID: 2366699

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A recording of the call will be available on China Finance Online’s website under the investor relations section.

In addition, a live and archived webcast of the conference call will be available at https://edge.media-server.com/m6/p/6pvony2j.

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About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with online access to securities trading services, wealth management products, securities investment advisory services, as well as financial database and analytics services to institutional customers. The Company’s prominent flagship portal site, www.jrj.com, is ranked among the top financial websites in China. In addition to the web-based securities trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements which constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. The statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of the Company. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, this release contains the following forward-looking statements regarding:

●	our prospect and our ability to attract new users;

●	our prospect on building a comprehensive wealth management ecosystem through providing a fully-integrated online communication and securities-trading platform;

●	our prospect on stabilization in cash attrition and improvement of our financial position;

●	our initiatives to address customers’ demand for intuitive online investment platforms and alternative investment opportunities; and

●	the market prospect of the business of securities-trading, securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risk factors and uncertainties include, amongst others, changing customer needs, regulatory environment and market conditions that we are subject to; the uneven condition of the world and Chinese economies that could lead to volatility in the equity markets and affect our operating results in the coming quarters; the impact of the changing conditions of the mainland Chinese stock market, mainland Chinese precious metals exchanges, Hong Kong stock market and global financial markets on our future performance; the unpredictability of our strategic transformation and growth of new businesses; the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcomes; the degree to which our strategic collaborations with partners will yield successful outcomes; the prospects for China’s high-net-worth and middle-class households; the prospects of equipping our customer specialists with new technology, tools and financial knowledge; wavering investor confidence that could impact our business; and possible non-cash goodwill, intangible assets and investment impairments may adversely affect our net income. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under “Forward-Looking Information” and “Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For more information, please contact:

China Finance Online
+86-10-8336-3100
ir@jrj.com

Kevin Theiss

(212) 521-4050

kevin.theiss@awakenlab.com

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  China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Jun. 30, 2018	Dec. 31, 2017
Assets
Current assets:
Cash and cash equivalents	16,009	38,693
Restricted cash	-	2,036
Trust bank balances held on behalf of customers	32,950	39,169
Accounts receivable, net - others	7,960	8,977
Accounts receivable, net - Margin clients	14,943	8,011
Short-term investments	952	533
Prepaid expenses and other current assets	4,007	4,198
Total current assets	76,821	101,617
Long-term investments, net	2,498	2,531
Property and equipment, net	5,589	6,885
Acquired intangible assets, net	-	96
Rental deposits	1,101	1,141
Goodwill	108	108
Deferred tax assets	1,307	1,621
Other deposits	466	605
Total assets	87,890	114,604

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $5,996 and $8,477 as of June 30, 2018 and December 31, 2017, respectively)	6,980	9,371
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,369 and $6,109 as of June 30, 2018 and December 31, 2017, respectively)	5,260	9,953
Contingent liability (including contingent liability of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and nil as of June 30, 2018 and December 31, 2017, respectively)	-	3
Amount due to customers for trust bank balances held on behalf of customers (including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $3,341 and $5,375 as of June 30, 2018 and December 31, 2017, respectively)	32,950	39,169
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,417 and $1,067 as of June 30, 2018 and December 31, 2017, respectively)	5,855	9,462
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $(2) and $484 as of June 30, 2018 and December 31, 2017, respectively)	67	553
Total current liabilities	51,112	68,511
Deferred tax liabilities (including deferred tax liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $39 and $218 as of June 30, 2018 and December 31, 2017, respectively)	41	237
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited nil and $25 as of June 30, 2018 and December 31, 2017, respectively)	63	144
Total liabilities	51,216	68,892
Noncontrolling interests	(8,763)	(8,335)
Total China Finance Online Co. Limited Shareholders’ equity	45,437	54,047
Total liabilities and equity	87,890	114,604

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    China Finance Online Co. Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and ADS related data)

	Three months ended			Six months ended
	Jun.30, 2018	Jun.30, 2017	Mar.31, 2018	Jun.30, 2018	Jun.30, 2017
Net revenues	12,927	9,615	13,280	26,207	18,287
Cost of revenues	(4,464)	(4,526)	(5,055)	(9,519)	(9,176)
Gross profit	8,463	5,089	8,225	16,688	9,111
Operating expenses
General and administrative (includes share-based compensation expenses of $564, $784, $578, $1,142 and $1,621 respectively)	(3,003)	(3,863)	(3,252)	(6,255)	(7,975)
Sales and marketing (includes share-based compensation expenses of $65, $22, $68, $133 and $58, respectively)	(6,586)	(7,331)	(6,243)	(12,829)	(15,674)
Product development (includes share-based compensation expenses of $64, $22, $63, $127 and $83, respectively)	(3,764)	(4,253)	(3,767)	(7,531)	(8,553)
Loss from impairment of intangible assets	-	(292)	-	-	(292)
Total operating expenses	(13,353)	(15,739)	(13,262)	(26,615)	(32,494)

Government subsidies	-	-	-	-	230
Income (loss) from operations	(4,890)	(10,650)	(5,037)	(9,927)	(23,153)
Interest income	18	119	60	78	193
Interest expense	(1)	(1)	-	(1)	(2)
Short-term investment income, net	(80)	(122)	1	(79)	(37)
Gain (loss) on the interest sold and retained noncontrolling investment	1	1,147	(2)	(1)	409
Gain from sale of equity method investment	-	111	-	-	111
Equity method investment income	(2)	(1)	(1)	(3)	(9)
Other income (loss), net	69	(323)	(378)	(309)	(559)
Exchange gain (loss), net	66	39	47	113	60
Income (loss) before income tax expenses	(4,819)	(9,681)	(5,310)	(10,129)	(22,987)
Income tax expenses	133	(5)	(268)	(135)	(517)
Net income (loss)	(4,686)	(9,686)	(5,578)	(10,264)	(23,504)
Less: Net income (loss) attributable to the noncontrolling interest	(348)	(1,387)	(419)	(767)	(3,596)
Net income (loss) attributable to China Finance Online Co. Limited	(4,338)	(8,299)	(5,159)	(9,497)	(19,908)
Net income (loss)	(4,686)	(9,686)	(5,578)	(10,264)	(23,504)
Changes in foreign currency translation adjustment	(479)	1,045	399	(80)	1,726
Net unrealized gain on available-for-sale securities, net of tax effects of nil, nil, nil, nil and nil respectively	-	(71)	-	-	(106)
Other comprehensive income (loss), net of tax	(479)	974	399	(80)	1,620
Comprehensive income (loss)	(5,165)	(8,712)	(5,179)	(10,344)	(21,844)
Less: comprehensive income (loss) attributable to noncontrolling interest	(348)	(1,387)	(419)	(767)	(3,596)
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(4,817)	(7,325)	(4,760)	(9,577)	(18,288)
Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	(0.04)	(0.07)	(0.05)	(0.08)	(0.18)
Diluted	(0.04)	(0.07)	(0.05)	(0.08)	(0.18)
Net income (loss) per ADS attributable to China Finance Online Co. Limited
Basic	(0.19)	(0.37)	(0.23)	(0.42)	(0.88)
Diluted	(0.19)	(0.37)	(0.23)	(0.42)	(0.88)
Weighted average ordinary shares
Basic	113,866,602	113,586,708	113,846,041	113,856,379	113,559,775
Diluted	113,866,602	113,586,708	113,846,041	113,856,379	113,559,775
Weighted average ADSs
Basic	22,773,320	22,717,342	22,769,208	22,771,276	22,711,955
Diluted	22,773,320	22,717,342	22,769,208	22,771,276	22,711,955

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